Filed by Bristol-Myers Squibb Company
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934
Form S-4 File No.: 333-229464
Subject Company: Celgene Corporation
SEC File No.: 001-34912

Explanatory Note: The following is a transcript of Ed Hammond’s interview with Dr. Giovanni Caforio on Bloomberg TV and communication regarding the interview made available on LinkedIn by Bristol-Myers Squibb Company on March 8, 2019.

Scarlet Fu: The biggest pharma deal ever announced – Bristol-Myers Squibb’s bid for Celgene is hitting some turbulence after major BMY shareholders, Wellington and Starboard, announced opposition to the deal. So let’s get the latest on this blockbuster deal. Bloomberg's Ed Hammond is speaking with Bristol-Myers Squibb CEO, Dr. Giovanni Caforio. Ed, take it away.

Ed Hammond: Thank you, Scarlet. Giovanni, let’s just start high-level with the deal. You announced what would be the biggest pharma deal in history, it should be the crowning moment of any executive’s career, and yet we find now you are defending the deal against some shareholders who have come out and said perhaps, they think it is rashly executed and value destructive. How does that feel?

Giovanni Caforio: Well, Ed. Let me say I am very excited about the deal and the transaction. First of all, it makes a lot of strategic sense – we are bringing together two companies that will be the number one player in oncology, number one in cardiovascular medicine and a very strong presence in immunology. The combined company has great opportunity to generate value for shareholders from day one. In fact, it is 40% accretive to BMS shareholders from day one.

What is most important, it actually positions Bristol-Myers Squibb in a much more stronger way for long-term sustainable growth. Think about the fact that we’re going to be able to launch six new medicines in just the first 24 months.

Ed Hammond: So did you go out beforehand and talk to shareholders? I’m interested to know whether you sort of canvased big shareholders to know if this would be supported?

Giovanni Caforio: Well, we always speak to shareholders of course and as a company, we have a history of constantly transforming. We have done it successfully in the past. We have also done business development because it’s always been a critical part of our strategy. Right now, I am on the road and speaking to many shareholders. Obviously, this is a big transaction. At the beginning there were many questions. The strategic rationale of the deal is becoming clearer and clearer and I’m continuing to speak to shareholders every day.

Ed Hammond: Have you spoken to Vanguard?

Giovanni Caforio: We speak to all of our shareholders.

Ed Hammond: Do you have any indication which way they will vote?

Giovanni Caforio: No. We are not going to comment on any individual shareholders, but what I can tell you is that I am having really good discussions with many shareholders.

Ed Hammond: So, let’s look theoretically when we do get to the vote. There is still some pressure in the background. What would you, as a company and as a Board do to get this deal done?

Giovanni Caforio: Well we are really speaking to shareholders every day. I am on the road. We are explaining the value of the combined company. The rationale is very compelling, financially. It is a deal that makes sense. As I said earlier, it generates value for our shareholders from day one.

Ed Hammond: But are there any changes you could make, either recut the deal or offer some Board seats potentially to Starboard or to Wellington to sort of assuage some of the discontent that’s out there?

Giovanni Caforio: Well I’ll tell you my focus right now is really on getting the vote, because I strongly believe in the rationale of the deal.

Ed Hammond: So let’s talk about the deal, let’s talk about the drugs. You have Opdivo, obviously a huge competition now from Keytruda, Merck’s blockbuster drug. How do you regain the sort of preeminence in the blood cancer space?

Giovanni Caforio: Well first of all, with Opdivo, I am very proud of what we have accomplished with Opdivo. It’s an important franchise, Opdivo is a foundational medicine. We have been approved in 16 new indications with Opdivo everywhere. We have leading market shares and when I look ahead with Opdivo we have over 20 registrational trials coming in multiple tumor types, they are important to data readouts coming up this year. But it doesn’t stop there. I see Opdivo as a growing franchise and we are in a very strong position.

Ed Hammond: And Celgene’s big drug Revlimid, sorry my pronunciation was not great. That was the first drug obviously you guys mentioned in the merger press release. Very hard profile. They do seems to be some concerns that it is going to sort of fall off patent, I think Starboard has said in one of their releases that you know in seven years, Celgene would need to replace 60% of its revenues to deal with that patent gap. How do you address that and how much of a concern is it?

Giovanni Caforio: Obviously we looked at Revlimid very carefully as part of our due diligence. We became comfortable that we understood what were the likely scenarios in terms of the loss of exclusivity of Revlimid. And we have a lot of experience as a company. When I look at our sales today, 60% of our sales at Bristol-Myers Squibb come from products that we launched in the last five years. That’s what happens in our industry. And we have demonstrated our ability to renew our portfolio. We are acquiring Celgene because of the pipeline and that’s really what you have to do in our industry to constantly renew your portfolio is to have more opportunities to have new medicines come to market.

Ed Hammond: How long do you sort of foresee Revlimid lasting before it does fall off that cliff? Or at least begin to fall off that cliff?

Giovanni Caforio: Well we believe that maybe beginning in 2022. And our objective through the launch of six new medicines in the next 24 months is cause we continue to do what we have done before. Bring new medicines to patients to replace the ones that lose exclusivity.

Ed Hammond: Now I got to ask you as Scarlet eluded at the top, you are a doctor. Starboard’s presentation obviously was very heavy on science. They had a lot of data in there, a lot of claims on about the drugs that were different to what you had said in your presentations. How do you rate their science?

Giovanni Caforio: What I can tell you is that I am a physician. I am passionate about science. We have great scientists at Bristol-Myers Squibb. And we demonstrated our ability to bring transformational new medicines to patients. We are very excited about what we saw in the pipeline of Celgene. We did deep due diligence on some of the assets. What’s interesting is that, of the products that are getting ready to be launched, in fact three of those products we already see and know the data. It’s been published, it is known. In one case in fact, last week, a filing with the FDA was accepted and granted priority review. So this is not a pipeline that will come to fruition many years from now. It is actually something that we’ll be able to bring to patients in the next two years.

Ed Hammond: Which also significantly de-risks the acquisition. So let’s just talk about that. This is always interesting to me in these big pharma deals or really any pharma deal. The focus, perhaps understandably, is usually always on the corporate finance side, but there is another aspect to these deals, which is patient outcomes and really the survival rates and the approval around that. What does putting these two companies together mean for patient outcomes?

Giovanni Caforio: Ed, I actually think about the new company as a science leader. We’re going to be able to bring scientists from both companies together, attract more scientists to work with us. The pipeline is extremely promising. And the objective really is to bring more medicines to patients faster. That’s why I’m really excited by the fact that this acquisition provides a platform for BMS to have long-term sustainable growth and help more patients in the future.

Ed Hammond: I got to ask you, we’ve heard you say that ‘look there has been no formal approach for the company’. If there was, obviously you would have had to disclose it. So let me ask you this – did you have any informal approaches or any indications of interest from potential acquirers for Bristol-Myers prior to the Celgene deal.

Giovanni Caforio: The first and most important thing is that this is not a defensive deal. It’s based on creating a stronger company that has better prospects for the future.

Ed Hammond: But did you have approaches? Even if it’s not a defensive deal.

Giovanni Caforio: We have disclosed in our filing everything about that. There was no offer for the company. That was not a driver for this.

Ed Hammond: No offer. Last time, but was there an approach?

Giovanni Caforio: It’s disclosed.

Ed Hammond: Giovanni, we’ll have to keep looking. Thank you so much for taking the time. Caroline, back to you.

LinkedIn:

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) and Celgene Corporation (“Celgene”), on February 1, 2019, Bristol-Myers Squibb filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended on February 1, 2019 and February 20, 2019, containing a joint proxy statement of Bristol-Myers Squibb and Celgene that also constitutes a prospectus of Bristol-Myers Squibb. The registration statement was declared effective by the SEC on February 22, 2019, and Bristol-Myers Squibb and Celgene commenced mailing the definitive joint proxy statement/prospectus to stockholders of Bristol-Myers Squibb and Celgene on or about February 22, 2019. INVESTORS AND SECURITY HOLDERS OF BRISTOL-MYERS SQUIBB AND CELGENE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Bristol-Myers Squibb or Celgene through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Bristol-Myers Squibb are available free of charge on Bristol-Myers Squibb’s internet website at http://www.bms.com under the tab, “Investors” and under the heading “Financial Reporting” and subheading “SEC Filings” or by contacting Bristol-Myers Squibb’s Investor Relations Department through https://www.bms.com/investors/investor-contacts.html.  Copies of the documents filed with the SEC by Celgene are available free of charge on Celgene’s internet website at http://www.celgene.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings” or by contacting Celgene’s Investor Relations Department at ir@celgene.com.

Certain Information Regarding Participants

Bristol-Myers Squibb, Celgene, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Bristol-Myers Squibb is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 25, 2019, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 22, 2018, and its Current Report on Form 8-K, which was filed with the SEC on August 28, 2018.  Information about the directors and executive officers of Celgene is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 26, 2019, as amended on March 1, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Bristol-Myers Squibb and Celgene filed with the SEC and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Bristol-Myers Squibb or Celgene as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control.

Statements in this communication regarding Bristol-Myers Squibb, Celgene and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Bristol-Myers Squibb’s and Celgene’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to cash earnings per share, capital structure, debt repayment, and credit ratings following the closing of the proposed transaction, Bristol-Myers Squibb’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the contingent value right consideration, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Medicare, Medicaid, Medicaid managed care organizations and entities under the Public Health Service 340B program, pharmaceutical rebates and reimbursement, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in Bristol-Myers Squibb’s and Celgene’s respective filings with the SEC, including the risk factors discussed in Bristol-Myers Squibb’s and Celgene’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

It should also be noted that projected financial information for the combined businesses of Bristol-Myers Squibb and Celgene is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Bristol-Myers Squibb or Celgene. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Bristol-Myers Squibb is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Bristol-Myers Squibb is unable to promptly and effectively integrate Celgene’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company decline following the proposed acquisition; legal proceedings are instituted against Bristol-Myers Squibb, Celgene or the combined company; Bristol-Myers Squibb, Celgene or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Bristol-Myers Squibb and Celgene or on Bristol-Myers Squibb’s and Celgene’s operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Bristol-Myers Squibb or Celgene. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Bristol-Myers Squibb or Celgene, Bristol-Myers Squibb’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction.

You are cautioned not to rely on Bristol-Myers Squibb’s and Celgene’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. You also should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. Investors also should realize that if underlying assumptions prove inaccurate or if unknown risks or uncertainties materialize, actual results could vary materially from Bristol-Myers Squibb’s or Celgene’s projections. Except as otherwise required by law, neither Bristol-Myers Squibb nor Celgene is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements included in this communication or elsewhere, whether written or oral, that may be made from time to time relating to any of the matters discussed in this communication, whether as a result of new information, future events or otherwise, as of any future date.